April 1, 2010

Douglas Brown
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Santa Fe Gold Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
File No. 1-12974
Filed October 13, 2009

Dear Mr. Brown:

This letter and supporting documentation is in reply to your letter of March 16, 2010.

We have revised our document in response to your comments. Enclosed are two marked copies of the revised document, with amendments shown in red. Also enclosed we have provided supplemental information as you requested.

Below are comments and explanations, referenced to the corresponding numbers of your letter of March 16, 2010:

Disclosure Controls and Procedures

1.	We have added the “reasonable assurance level” language under “Management’s Report on Internal Control Over Financial Reporting”, Item 8.

Engineering Comments

2.	In formulating a response to your comments, our engineering consultants, Chapman, Wood and Griswold, Inc., provided the following information, quoted verbatim:

a.

“While it is true that changes in metal prices do not directly affect the continuity of mineralization, it is a fact that increased metal prices can result in the lowering of the mining cutoff grade provided that costs have remained relatively stable. Lowering of the cutoff grade in the Summit deposit would allow for an expansion in the horizontal direction of economically attractive mineralization in the footwall zone, i.e. discrete mineral pods defined at higher cutoff grades coalesce into a single deposit.

“Since the inception of the Summit Mine project, we have always been concerned about the level of confidence in the Reserve/Resource estimate due to the wide spacing of drill-hole intercepts in the deposit, typically 150-200 feet.

“With the deposit now partially opened up by underground development and the ability to lower the cutoff grade as a result of higher metal prices, there is a much higher level of confidence in the earlier estimate of Mineral Reserves and Mineral Resources. A revised Reserve estimate prepared for Sandstorm Resources Limited as part of a 43-101 Technical Report issued October 30, 2009 gives the Summit Mine a total Reserve of 686,750 tons grading 0.143 oz Au per ton and 10.78 oz Ag per ton. The Reserves, all classified as Probable, are the result of bringing certain materials earlier classified as Resources into the Reserve category due to a higher level of confidence in the data. No mineralization was added to the Reserves by reduction in the cutoff grade. The above Probable Reserve is inplace and diluted for mining purposes. All high assay values were cut to 0.45 oz Au per ton and 45 oz Ag per ton, as in previous estimates.

b.

“The Summit mineral deposit is essentially a steeply-dipping (75 degrees NE) planar structure. Although plans are required for a variety of general mine needs, the depiction of reserve blocks, mine development, stope layout, and mine production sequences are best shown on longitudinal projection. Accompanying this letter are appropriate drawings depicting:

1)	A plan view showing the general disposition of drill holes – Figure 7 from the October 2009 Technical Report.
2)	The Probable Reserves on a longitudinal section – Figure 9 from the October 2009 Technical Report. This drawing shows the drill-hole penetration points in the vein footwall.
3)	The proposed mine development on a longitudinal section – Figure 10 from the October 2009 Technical Report.

4)	The south part of the longitudinal section with an accompanying plan view showing old, new and planned development – Figure 11 (modified) from the October 2009 Technical Report.
5)	A typical cross section drawn through the area of current development at the south end of the deposit (Block ‘C’).”

We also are forwarding our cash flow analysis using the estimated metallurgical recovery and three-year historic metal prices of gold and silver, which also incorporates royalties and forward gold sales to Sandstorm Resources Limited. The cash flow only includes probable reserves; excluded are measured, indicated, and inferred resources.

3.	We have included in our filing, as you have requested, information on the calculation of gold equivalent grade and also have included a table listing reserves with assumptions as footnotes.

If your engineer has additional questions, he may contact Douglas Irving, Chapman, Wood and Griswold, Inc., (505) 883-0220.

Closing Comments

We will plan not to file the amended 2009 10-K until the issues you have raised in your letter of March 16, 2010 are satisfactorily resolved.

We trust the additional disclosure incorporated in our revised document together with the supplemental information provided herewith addresses your concerns. However, please let us know if there is any additional information we may provide to help facilitate your review.

Yours sincerely,

/s/ W. Pierce Carson

W. Pierce Carson
Chief Financial Officer